 Exhibit 1

By Email and FedEx

October 31, 2019

Mr. Andres Lopez

President and Chief Executive Officer

Owens-Illinois, Inc.

One Michael Owens Way

Perrysburg, OH 43551

Dear Andres:

As you know, Atlantic Investment Management and affiliates are one of Owens-Illinois, Inc.’s (“OI”) largest shareholders. As such, we share with you and the Board a keen interest in maximizing shareholder value.

While 2019 has been a challenging year for OI, chiefly due to the decline in US beer volumes and related profit disappointments, we are encouraged that you announced several of the actions we urged you to pursue, most notably the strategic portfolio review, as well as the right-sizing of the US production footprint.

OI’s share price of $8.50, trading at a P/E of less than 4x 2019 and 2020 EPS, in part reflects the markets’ focus on the double digit volume decline in the US beer business, which now represents only 10% of your global volume. Without the decline in this business, global organic volumes were up modestly in 2019.

In our view, the current share price does not take into account the solid fundamentals of the vast majority of OI’s business, most notably in Europe and Latin America, and the clear path to much improved cash flows in the coming years (amid lower capital spending and asbestos payments along with improved volume and working capital) which will be used for debt pay down. In addition, the potential for significant and accelerated share price appreciation is also embedded in the unlocking of value through selective asset and business unit sales.

We agree that right-sizing the US manufacturing footprint, the sale of select non-core assets and the Australian and New Zealand (ANZ) businesses, the curtailment of capital spending in the coming years are the right actions to take at this time. However, the fact that your share price has fallen sharply prompts the need for further immediate and bold action to set OI’s share price on a sharp recovery path and then on track to maximizing shareholder value over time, which is your and the Board’s fiduciary responsibility. Therefore, again we urge you and the Board, particularly now that you have announced your intent to sell ANZ, to also put up for sale your European and the rest of your Asian businesses.

The recent IPO of your close peer Verallia (VRLA FP, €26) supports a valuation of your European business of at least $3.3 billion, based on 8x 2019E EBITDA. As with the pending sale of the ANZ businesses (estimated value of $700 million), we believe there will be multiple private equity and strategic buyers interested in OI’s European businesses, in whole or in part.

Attached is our analysis showing how the sale of Asia and Europe can yield tremendous value for shareholders of OI. We are basing our analysis on the estimated 2019 results and see significant further value uplift from the improvement of margins from self-help measures already underway and recovery from recent volume and currency headwinds. Using an estimate of net total divestiture proceeds of $4.0 billion, OI could repay $3.0 billion of debt and buy back $1.0 billion of its own shares. As a result of these corporate actions, we anticipate that OI shares can trade up to $29, based on a combination of 5.5x EV/EBITDA on the US and Canadian business and 8x on the growing Mexican and Latin American business, and a much improved balance sheet.

Finally, in recent months, we have asked you privately to consider electing our representative to the Board of Directors, as we believe that there should be a strong voice on the Board from a significant, constructively engaged, long term shareholder, whose interests are aligned with the Board’s fiduciary duty to maximize shareholder value. We hereby reiterate this request.

We believe that if you fail to act promptly, given the depressed value of your company, you risk that OI may be taken over at a much lower valuation than can be achieved as a result of the proposed actions.

Best regards,

/s/ Alex Roepers

Alex Roepers

President and CIO

cc: Mrs. Carol A. Dudley-Williams, Chairman of the Board of Directors

Attachment – Owens-Illinois Sum-of-the-parts Valuation

Estimated valuation of Europe, LatAm and APAC and implied valuation of US & Canada

2019 estimates	Sales	EBITDA	EBITDA %	EV/Sales	EV/EBITDA	EV
OI Europe	$2,384	$412	17.3%	1.38	8.0x	$3,295
OI APAC	630	92	14.6%	1.17	8.0x	735
OI LatAm (incl. Mexico)	1,440	348	24.2%	1.94	8.0x	2,786
OI US & Canada (implied)	2,200	385	17.5%	0.39	2.2x	861
Group	$6,654	$1,237	18.6%	1.15	6.2x	$7,677

Estimated value of OI post disposals, debt pay-down and share buybacks

2019 estimates	Sales	EBITDA	EBITDA %	EV/Sales	EV/EBITDA	EV
OI LatAm	$1,440	$348	24.2%	1.94	8.0x	$2,786
OI US & Canada	2,200	385	17.5%	0.96	5.5x	2,118
Net debt pre sale						(5,138)
Proceeds (Sale of OI Europe and OI APAC)						4,030
Tax leakage						(100)
Debt paydown		75% of proceeds used for debt paydown				2,948
Share buyback		at 20% premium to market price				983
Net debt Americas		3.0x Net Debt to EBITDA				(2,190)
Asbestos						(442)
Pension						(600)
Market value						$1,670

# shares post buyback						57.7
Value per share						$29.00

Atlantic Investment Management, Inc.

October 31, 2019